UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                      TECHNICAL COMMUNICATIONS CORPORATION
                                (Name of Issuer)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                   878 409 101
                                 (CUSIP Number)

           M. Mahmud Awan, Ph. D.                 Paul Bork, Esq.
           TechMan International Corporation      Hinckley, Allen & Snyder
           240 Sturbridge Road                    28 State Street
           Charlton City, Massachusetts 01506     Boston, Massachusetts  02109
           (508) 248-3211                         (617) 345-9000

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  June 12, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   Name of Reporting Person: M. Mahmud Awan
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) /X/
                                                        (b) / /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    / /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 138,378 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 138,378 shares

10.  Shared Dispositive Power: 0 shares

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 138,378 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:  / /

13.  Percent of Class Represented by Amount in Row (11): 10.8%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Philip A. Phalon
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) /X/
                                                        (b) / /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    / /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,250 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,250 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,250 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: Robert B. Bregman
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:   (a) /X/
                                                         (b) / /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    /  /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 2,700 shares

8.   Shared Voting Power: 0 shares

9.   Sole Dispositive Power: 2,700 shares

10.  Shared Dispositive Power: 0 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 2,700 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: / /

13.  Percent of Class Represented by Amount in Row (11): 0.2%

14.  Type of Reporting Person:  IN

1.   Name of Reporting Person: William C. Martindale, Jr.
     SS or IRS Identification Number of the Above Person:


2.   Check the Appropriate Box if a Member of a Group:  (a) /X/
                                                        (b) / /


3.   SEC Use Only



4.   Source of Funds:    PF

5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items
     2(d) or 2(e):    / /

6.   Citizenship or Place of Organization: USA

7.   Sole Voting Power: 10,000 shares

8.   Shared Voting Power: 67,000 shares

9.   Sole Dispositive Power: 10,000 shares

10.  Shared Dispositive Power: 67,000 shares

11.  Aggregate Amount Beneficially Owned by Each Reporting Person: 77,000 shares

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: /X/

13.  Percent of Class Represented by Amount in Row (11): 6.0%

14.  Type of Reporting Person:  IN

Item 1.

     The Statement of M. Mahmud Awan, Philip A. Phalon, Robert B. Bregman and William C. Martindale, Jr. (the "Purchasing Group") on Schedule 13D dated April 3, 1998, as amended and supplemented by Amendment No. 1 dated May 15, 1998, Amendment No. 2 dated May 22, 1998, and Amendment No. 3 dated June 9, 1998, in respect of the common stock, $0.10 par value ("Common Stock"), of Technical Communications Corporation (the "Issuer") whose principal executive offices are located at 100 Domino Drive, Concord, Massachusetts 01742, is hereby amended and supplemented as follows:

Item 4.  Purpose of Transaction

Item 4(d) is hereby amended and supplemented by the addition of the following paragraph:

          "On June 10, 1998, following a hearing in the Massachusetts Superior Court, Middlesex County, on the motion of Mr. Phalon and Dr. Awan for preliminary injunctive relief to obtain the list of stockholders and to invalidate the April 30, 1998 action of the Board of Directors to adopt a staggered Board scheme, the Court issued a Memorandum of Decision and Order. The Court found that the "Plaintiffs demonstrated a reasonable likelihood of success on their claim that the By-law change voted on April 29 [sic], 1998 was a `manipulative device' designed to prevent a meaningful proxy contest by dissenting shareholders in willful disregard of the rights of other shareholders" and that "[t]o allow the By-Law to control the proceedings at the next annual meeting would `substantially chill, if not freeze in its tracks, any continued' proxy contest or inquiring into the control and governance of TCC by dissenting shareholders." The Court ordered, among other things, that the "defendants shall be enjoined from implementing the votes taken at the meeting held on April 30, 1998 adopting the provisions of GL. chapter 156B, section 50A and restructuring the terms of the Board of Directors to staggered terms" and that the Company "shall mail a copy of the proxy statement submitted by the [Purchasing Group] to each and every stockholder of the corporation..." On June 12, 1998, the Memorandum of Decision and Order became final upon the Court's denial of Arnold McCalmont's motion for reconsideration. On June 12, 1998, the Issuer filed a petition for appeal of the Memorandum of Decision and Order to the Massachusetts Appeals Court, which is scheduled to be heard on June 16, 1998. The Memorandum of Decision and Order is included in its entirety as an exhibit to this statement and is incorporated herein by reference."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  June 15, 1998                               /s/      *
                                                    M. Mahmud Awan



                                                    /s/Philip A. Phalon
                                                    Philip A. Phalon



                                                    /s/      *
                                                    Robert B. Bregman



                                                    /s/      *
                                                    William C. Martindale, Jr.



         */s/ Philip A. Phalon
         Philip A. Phalon
         Attorney - in - Fact

                          COMMONWEALTH OF MASSACHUSETTS

                               COUNTY OF MIDDLESEX
                               THE SUPERIOR COURT

                                                      CIVIL DOCKET #MICV98-02553

Phalon (IMPOUNDED) et al,
         Plaintiff(s)
vs.
Technical Communications Corp. et al,
         Defendant(s)

                              TEMPORARY INJUNCTION

TO:



     Agents, Attorneys and Counselors, and each and every of them,

                                                                       GREETING:

     WHEREAS,  it has been  represented unto us in our SUPERIOR COURT, by Philip
A. Phalon (IMPOUNDED) M. Mahmud Awan (IMPOUNDED) plaintiff(s), that he, said plaintiff(s), has filed a complaint in our said Court against you, the said defendant(s) Technical Communications Corp. pray for a Writ of Injunction against you, to restrain you and the persons before named from doing certain acts and things in said complaint set forth, and hereinafter particularly specified and mentioned. We, therefore, in consideration of the premises, do strictly enjoin and command you the said defendant(s), and all and every the persons before named, be and hereby are ordered to mail a copy of the proxy statement submitted by the plaintiffs to the SEC to each and every stockholder of the corporation on or before June 17, 1998 and further that it shall not provide the plaintiffs with a copy of the shareholder list but shall maintain a full and complete list of all shareholders to whom the proxy statement has been sent and shall file an affidavit of compliance with this order on or before July 3, 1998 and further the cost of the mailing and copying shall be born by the plaintiffs; and further we command you said defendants from implementing the votes taken at the meeting held on April 30, 1998 adopting the provisions of GL c 156B, ss.50A and restructing the terms of the Board of Directors to staggered terms and further this order is continued upon the plaintiffs posting a bond in the amount of Ten Thousand Dollars or in lieu thereof, depositing the amount with the Clerk of court, until the further order of our Court, or some Justice thereof.

     Witness, Robert A. Mulligan, at Cambridge, this 10th day of June, in the year of our Lord 1998.

                                                       /s/ Clerk
                                                       Clerk.
#204903

                          COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.                                                  CIVIL ACTION
                                                                No. 98-2553

                             PHILIP A. PHALON et al.
                                   Plaintiffs

                                       v.

                   TECHNICAL COMMUNICATIONS CORPORATION et al.
                                   Defendants

                       MEMORANDUM OF DECISION AND ORDER ON
              PLAINTIFF'S APPLICATION FOR A PRELIMINARY INJUNCTION

     In this action, the plaintiffs Philip A. Phalon and M. Mahmud Awan are seeking injunctive and declaratory relief. The plaintiff Phalon is a stockholder and director of the defendant Technical Communications Corporation (TCC), a publicly held Massachusetts corporation; the plaintiff Awan is a stockholder. The defendants Arnold McCalmont, Herbert A. Lerner, Robert T. Lessard, Carl H. Guild, Mitchell B. Briskin, Donald Lake and Thomas B. Peoples are directors of TCC.

     In their complaint, the plaintiffs allege in Count I a breach of fiduciary duty resulting from By-Law changes alleged to entrench themselves in control of TCC; in Count II breach of fiduciary duty in refusing to provide a stockholder list; in Count III violation of Securities & Exchange Commission (SEC) Rule 14a-7, 24 CFR ss.240.14a-7 and in Count IV seeking a declaration invalidating actions of a majority of the Board of Directors on April 30, 1998. The plaintiffs are seeking a preliminary injunction 1) restraining the defendants from implementing By-Law changes voted at the April 30th meeting, 2) directing the defendant to reconvene and rescind the By-Law changes votes at the April 30th meeting, 3) restraining the defendants from filling any vacancies on the board and/or from taking any action to amend the By-Laws or Articles of Organization prior to the stockholders meeting, and 4) directing the defendants to produce the stockholder list to the plaintiff.

     The defendants TCC, Arnold McCalmont, Herbert A. Lerner, Carl H. Guild, Mitchell B. Briskin, and Donald Lake1 strenuously oppose issuance of a preliminary injunction on the grounds that 1) they have "so delayed coming to this Court that it would be inappropriate to grant interim relief'" and 2) that substantively, the plaintiffs cannot demonstrate a likelihood of success on the merits with respect to their request for shareholder information and with respect to their claims relating to staggered terms, 3) the plaintiff's have failed to articulate any harm and 4) the harm to the defendants outweighs any harm to the plaintiffs. The defendants further assert that "[i]t is fundamentally unfair and unlawful for Mr. Phalon, a current director of TCC with a clear fiduciary duty and duty of loyalty to TCC, to be seeking to attack it in this way." The defendants noted that "Mr. Phalon has flouted his duty under federal securities laws to maintain the confidentiality of this non-public information."2

                           The plaintiff's Allegations

According to the verified complaint, TCC was founded by the defendant Arnold McCalmont. The plaintiff Phalon asserts that McCalmont has maintained pervasive control of TCC's board of directors and that he, Phalon, is the lone dissenting director. According to the complaint, McCalmont's control over TCC is reflected by the fact that McCalmont's sons James and Marc were employed by TCC and, until recently, James had been a director. According to the complaint, McCalmont arranged for TCC to invest in Net2Net Corporation, a business founded by his son Stephen.3

     In late 1997, Gadsby & Hannah was retained by the board of directors of TCC to investigate certain individual officers, directors and employees of TCC relating to matters occurring in 1988. As a result of that investigation, a report was submitted to the directors at its meetings on December 11, 1997 and on January 8, 1998. A written report known as the Slavitt report was made available to the directors at the January 11th meeting. However, individual directors were not permitted to retain a copy. According to Phalon, the Slavitt report included findings of improprieties and recommendations which included seeking restitution from James and/or Arnold McCalmont for the cost of the investigation, removal of Arnold McCalmont as a director, removal of James McCalmont as a director, and disclosure of the results of the investigation as legally required.

     At the January 8th meeting, a majority of the board voted to approve granting a release to Arnold McCalmont conditioned upon his agreement not to stand for re-election as a director. Arnold McCalmont was one of the directors voting in favor of the release. The plaintiff Phalon and one other board member voted against it. At a board meeting on January 9, 1998, a majority of the board voted to accept the resignation of James McCalmont as an officer and director upon terms and conditions which included the condition that TCC give James McCalmont a limited release from liability covering the matters referred to in the Slavitt report. The defendant Arnold McCalmont voted in favor of accepting the resignation and its terms and conditions. The plaintiff Phalon and one other board member voted against it.

     According to the Phalon affidavit, a draft 1997 annual report on Form 10-K was prepared and circulated. TCC's President and Chief Financial Officer refused to sign the Form 10-K because it did not adequately disclose findings and recommendations included in the Slavitt report. The Chief Financial Officer stated he would not sign the Form 10-K unless he was afforded an opportunity to review the Slavitt report. His review of the Slavitt report was conditioned upon his signing a confidentiality agreement. The Chief Financial Officer refused to sign the agreement. On January 14, 1998, a majority of the board voted to terminate the employment of the Chief Financial Officer.4 The plaintiff Phalon and one board member voted against the termination. On January 26, 1998, the plaintiff refused to sign the Form 10-K. After some discussion, the president did sign the Form 10-K.5 At a meeting on February 13, 1998, a majority of the board voted to terminate the president. The plaintiff Phalon voted against this termination as well.

     At the meeting on January 26, 1998, the plaintiff Phalon after advising the board of his objection to actions taken by the board informed the board members that he would not stand for re-election with the incumbent board.

     On April 3, 1998, the plaintiffs Phalon and Awan and two others filed a joint statement with the Securities & Exchange Commission (SEC) disclosing that they had formed a group to consider the costs and benefits of a proxy contest to replace at least a majority of the board with nominees selected by the group. On April 8, 1998, the plaintiff Phalon wrote to TCC, attention of Edward E. Hicks, Clerk, demanding pursuant to G.L. c. 156B, ss. 32, to inspect and copy TCC's stock and transfer records including its most recent list of stockholders. According to his letter, "[t]he purpose of this demand is to enable me to identify and communicate with my fellow stockholders on matters relating to their investment in the Company and the affairs of the Company, including the solicitation of written proxies from stockholders pursuant to Rule 14a-11 under the 1934 Act6." By letter dated April 13, 1998, Edward E. Hicks, as clerk, requested clarification of Phalon's request as to the capacity in which he was requesting the list, i.e. as a stockholder or director. Phalon was also reminded "as a director of the Corporation [you] have broad ranging fiduciary duties that include duties of care, loyalty, and in significant respects, confidentiality." Hicks continued, "We would expect that any information provided to you would be delivered in confidence and would be utilized by you in your fiduciary capacity, keeping in mind your duties to stockholders generally rather than to a separate group with its own interests and agenda." Hicks stated that the Corporation would probably require a confidentiality agreement be executed. Hicks concluded, "Of course, in this instance, you and we also would want to consider whether your actions in a non-fiduciary capacity are consistent with your continuing fiduciary obligations to the corporation." Under cover of letter dated April 24, 1998, a proposed confidentiality agreement was sent to Phalon's counsel. Phalon's counsel notified TCC's counsel that although Phalon acknowledged that he would only use the list for a proper purpose, the proposed agreement was objected to and regarded as interference with Phalon's "absolute" right of access to the stockholder list. Phalon did not execute the confidentiality agreement. The stockholder list has not been provided.

     On April 29, 1998, the plaintiffs wrote to TCC demanding that a date be set for the annual stockholders meeting. TCC's By-Laws provide that the annual meeting of stockholders be held on the second Monday in February. The meeting had not been held and an annual meeting had not been scheduled as of the date of the plaintiffs' demand. On April 30, 1998, at a regular meeting of the board, the board voted to hold the annual meeting on July 17, 19987 with notice to stockholders of record as of May 29, 1998. At the same meeting, a majority of the board voted to adopt By-Law amendments adopting a classified Board of Directors with three classes of Directors whose staggered three year terms would expire in 1998, 1999 and 2000 respectively.8 The plaintiff Phalon voted against these By-Law changes. As a result of that vote, Phalon's term expires in 1998 and McCalmont's expires in 1999. The board also voted to adopt a By-Law "opting into" GL. c. 156B, ss. 50A requiring a vote of 40% of the outstanding shares to hold a special meeting. Three director vacancies were filled with the election of the defendants Briskin, Lake and Peoples, all of whom, according to Phalon, have business relationships with the defendant McCalmont.

     Following filing of this action, the plaintiff's submitted a proxy statement pursuant to Section 14(a) of the Securities & Exchange Act of 1934, a copy of which was filed with the court.

                            The Defendants' Response

     The defendants respond that the events dating back to 1988 are irrelevant to the demand for injunctive relief, the new directors are "truly independent" and the plaintiffs' attempt to portray them otherwise is based on hearsay and unsubstantiated rumor and should be disregarded. Furthermore, TCC has reported all evidence of possible wrongdoing to the SEC and the plaintiff has committed "serious acts of indiscretion by revealing confidential, non-public information he obtained as a Director."

                                   Discussion

     "[W]hen asked to grant a preliminary injunction, the judge initially evaluates in combination the moving party's claim of injury and chance of success on the merits. If the judge is convinced that failure to issue the injunction would subject the moving party to a substantial risk of irreparable harm, the judge must then balance this risk against any similar risk of irreparable harm which granting the injunction would create for the opposing party. What matters as to each party is not the raw amount of irreparable harm the party might conceivably suffer, but rather the risk of such harm in light of the party's chance of success on the merits. Only where the balance between these risks cuts in favor of the moving party may a preliminary injunction properly issue." Packaging Indus. Group, Inc. v. Cheney, 380 Mass. 609, 617
(1980). Accord Planned Parenthood League of Mass., Inc. v. Operatzon Resctie, 406 Mass. 701, 710 (1990)." Ashford v. Massachusetts Bay Transp. Authority, 421 Mass. 563, 564 n.3 (1995).

                                Stockholder List

     General Laws c. 156B, ss. 32, as inserted by St.1964, c. 723, Sec. 1, provides, in pertinent part:

         If any officer or agent of a corporation having charge of ... [the corporation's stock and transfer records] refuses or neglects to . . . produce for examination a list of stockholders with the record address and amount of stock owned by each, he or the corporation shall be liable to any stockholder for all actual damages sustained by reason of such refusal or neglect, but in an action for damages or a proceeding in equity under this section for neglect or refusal to exhibit for inspection the stock and transfer records, it shall be a defen[s]e that the actual purpose and reason for the inspection sought are to secure a list of stockholders or other information for the purpose of selling said list or information or copies thereof or of using the same for a purpose other than in the interest of the applicant, as a stockholder, relative to the affairs of the corporation.

The plaintiff  Phalon's right to a stockholder  list is not "absolute" under GL.
c. 156B, ss.32 but rather is limited to the interest of the stockholder "relative to the affairs of the corporation." Shabshelowitz v. Fall River Gas Co., 412 Mass. 259, 265 (1992) affirming Shabshelowitz v. Fall River Gas Co., 30 Mass.App.Ct. 769, 771 (1991). In Shabshelowitz, the stockholder sought access to the stockholder list solely for private investment concerns, i.e. to solicit other shareholders to sell their stock. In this instance, the plaintiffs have demonstrated that the demand for access to stockholder information was related to their dispute with the control and governance of the corporation and for the purpose of soliciting proxies.

     Similarly, Rule 14a-7 does not confer an "absolute" right to stockholder information. As noted at pages 10-l l of TCC's opposition, Rule 14a-7(a) requires that certain pre-requisites are met. Two of those requirements are acknowledged to have been met in this case (i.e the company is in the process of a proxy solicitation and Phalon owns a class of shares which can vote at the upcoming meeting). The third is more problematic to the plaintiff since materials to be sent to shareholders were not made available to TCC. Recognizing the deficiency, the plaintiff has sought to cure the same by filing a proxy statement with the SEC.

     The plaintiffs have demonstrated a reasonable likelihood of success on their demand for access to the list of current stockholders. Delay in granting relief would foreclose the plaintiffs from communication with stockholders concerning solicitations for their proxies and for consideration as an alternate recipient of stockholder proxies. Any remedy at law would be unable to redress such a loss. See Modern Continental Const. Co., Inc. v. Braintree Housing Authority, 391 Mass. 829 (1984); E.R. Holdings, Inc. v. Norton Co., 735 F.Supp. 1094, 1100 (D. Mass. 1990). Potential harm to the defendant TCC from the disclosure of the list of stockholders can be obviated by requiring that proxy materials submitted by the plaintiff be mailed to stockholders by TCC.

                                By-Law Amendments

     As disputed the facts and motivations may be, there are significant facts which are not disputed. There was an investigation. There were improprieties involving the son of the defendant McCalmont. As a director, McCalmont voted for measures directly affecting himself and his son. The plaintiff Phalon refused to vote in favor of the measures in dispute. Phalon refused to sign the Form 10-K. The Chief Financial Officer who refused to sign the Form 10-Kwas terminated. The Form 10-K includes disclosure of the review contained in the Slavitt report which is minimal at best. Phalon, together with other dissatisfied stockholders, is challenging the present control and governance of TCC. It was in this context that the board voted to reverse the 1990 vote opting out of GL. c. 156B, ss.50A and to reconstitute TCC's board. Significantly, under the reconstituted board, Phalon's term expires in 1998 while McCalmont's does not expire until 1999.

     Section 50A clearly expresses a preference for staggered boards. Equally as clear and undisputed is the fact that the TCC board voted on May 24, 1990 not to have a board with staggered terms, a decision authorized expressly in ss. 50A. Faced with a dissenting director and rumblings of a shareholder proxy challenge, the majority of the board sought refuge in a staggered board as voted on April 29, 1998. The context compromises the validity of the vote particularly since there are a series of votes in which at least one director voted concerning matters directly affecting himself and his son. That context does not disappear because the statute authorized the vote taken.

     "Under Massachusetts law, officers and directors owe a fiduciary duty to protect the interests of the corporation they serve. Cecconi v. Cecco, Inc., 739 F.Supp. 41, 45 (D.Mass.1990). Senior executives are considered to be corporate fiduciaries and to owe their company a duty of loyalty. Chelsea Indus. v. Gaffney, 389 Mass. 1, 11 - 12 (1983). Corporate fiduciaries are required to be loyal to the corporation and to refrain from promoting their own interests in a manner injurious to the corporation. Seder v. Gibbs, 333 Mass. 445, 453 (1956). Johnson v. Withowski, 30 Mass.App.Ct. 697, 705 (1991). Orsi v. Sunshine Art Studios, Inc., 874 F.Supp. 471, 475 (D.Mass.1995). See Pepper v. Litton, 308-U.S. 295, 311 (1939). The prohibition against self-dealing on the part of corporate fiduciaries requires that the corporation receive the full benefit of transactions in which an officer engages on the corporation's behalf, without thought to personal gain; this is part of the bargain upon which investors rely when they purchase a corporation's stock. See Enstar Group, Inc. v. Grassgreen, 812 F.Supp. 1562, 1570-1571 (M.D.Ala.1993). For that reason, a contract for personal gain which could cause a corporate fiduciary to breach his or her fiduciary duty of loyalty to the corporation is generally held to be unenforceable as against public policy. See Colonial Operating Co. v. Poorvu, 306 Mass. 104, 107-108, 27 N.E.2d 704 (1940); Odman v. Oleson, 319 Mass. 24, 26
(1946);  Dynan v. Fritz,  400 Mass. 230,  242-243  (1987);  Childs v. RIC Group,
Inc., 331 F.Supp. 1078, 1084 (N.D.Ga.1970). See also Restatement (Second) of Contracts ss. 193 (1981) ("A promise by a fiduciary to violate his fiduciary duty or a promise that tends to induce such a violation is unenforceable on grounds of public policy"). Accordingly, Massachusetts courts vigorously scrutinize self-interested transactions involving corporate fiduciaries. Boston Children's Heart Foundation, Inc. v. Nadal-Ginard, 73 F.3d 429, 433 (1st
Cir.1996)...." Geller v. Allied-Lyons PLC, 42 Mass.App.Ct.  120, 122-123 (1997).
Directors cannot take advantage of their official position to manipulate the corporation in order to secure or perpetuate their control. See Andersen v. Albert & J.M. Anderson Mfg Co., 325 Mass. 343, 347 (1950) (Manipulation of stock). "Such action constitutes a breach of their fiduciary obligations to the corporation and a willful disregard of the rights of the other stockholders." Id. and cases cited.

     The plaintiffs have demonstrated a reasonable likelihood of success on their claim that the By-Law change voted on April 29, 1998 was a "manipulative device" designed to prevent a meaningful proxy contest by dissenting shareholders in willful-disregard of the rights of other shareholders.

     Allowing the By Law to remain in effect pending a final determination of the merits of the plaintiffs claim would result in irreparable harm to the plaintiffs. To allow the By Law to control the proceedings at the next annual meeting would "substantially chill, if not freeze in its tracks, any continued" proxy contest or inquiring into the control and governance of TCC by dissenting shareholders. See San Francisco Real Estate Investors v. Real Estate Investment Trust, 701 F.2d 1000, 1002 (1S' Cir., 1983). The defendants have failed to demonstrate that they will suffer comparable or greater harm if implementation of the By-Law is delayed.

                             Delay in Seeking Relief

     "Unexplained delay in seeking relief for allegedly wrongful conduct may indicate an absence of irreparable harm and may make an injunction[21 Mass.App.Ct. 495] based upon that conduct inappropriate. See USAchem, Inc. v. Goldstein, 512 F.2d 163, 168- 169 (2d Cir.1975); KlauberBros. v. Lady Marlene Brassiere Corp., 285 F.Supp. 806, 808 (S.D.N.Y.1968); 11 Wright & Miller, Federal Practice & Procedure: Civil Sec. 2948, at 438 (1973)." Alexander & Alexander, Inc. v. Danahy, 21 Mass.App.Ct. 488, 495 (1986). Phalon's demand for access to the stockholder list was made on April 8, 1998. Although advised that TCC would require a confidentiality agreement, that agreement was not forwarded to the plaintiff until April 24, 1998. "The delay here was not without justification, however." Id. "[W]hat delay there was not so egregious as to form the basis for denial of any injunctive relief. Parties to a business dispute deserve praise, not penalty, for attempting to negotiate their differences before knocking on the courthouse door." Id.

                                      Order

     For the foregoing reasons, the plaintiff's application for a preliminary injunction is ALLOWED. Pending further order of this court:

     1. The defendant Technical Communication Corporation shall mail a copy of the proxy statement submitted by the plaintiffs to the SEC to each and every stockholder of the corporation on or before June 17, 1998;

     2. The defendant Technical Communication Corporation shall not provide the plaintiffs with a copy of the shareholder list but shall maintain a full and complete list of all shareholders to whom the proxy statement has been sent and shall file an affidavit of compliance with this order on or before July 3, 1998;

     3.   The cost of the mailing and copying  shall be born by the  plaintiffs;
          and

     4. The defendants shall be enjoined from implementing the votes taken at the meeting held on April 30, 1998 adopting the provisions of GL c. 156B, ss.50A and restructuring the terms of the Board of Directors to staggered terms.

     5. This order is conditioned upon the plaintiffs posting a bond in the amount of Ten Thousand Dollars or, in lieu thereof, depositing that amount with the Clerk of Court.


                                              /s/ Regina L. Quinlan
                                              Regina L. Quinlan
                                              Associate Justice of the Superior
                                              Court


Date:  June 9, 1998


_______________

1 The defendants Briskin, Peoples and Lessard were not represented at the hearing on the plaintiff's application for a preliminary injunction.

2 Documents submitted in this action were, given the nature of the allegations, impounded. The parties have agreed that the impoundment order should continue.

3 The investment in Net2Net and relationship between its president and the defendant McCalmont is disclosed at page AR-18 of TCC's Form 10-K.

4 According to the SEC filing Form 8-K of TCC, the Chief Financial Officer was terminated on January 14, 1998 and the defendant Lerner, a director and TCC's Treasurer assumed the duties of the Chief Financial Officer until a successor was chosen.

5 The Form 10-K includes the following disclosure at page 10:

          On December 12, 1997, the Board of Directors announced that it has undertaken an internal review of certain of its historical service contracts. On January 13, 1998 the Company announced that the results from its internal review concluded that certain of the Company's internal approval and control procedures were not followed in connection with such contracts. However, the Company does not believe that this will result in a material liability or asset impairment to the Company or otherwise have any material effect on the financial position or results of operations of the Company.

  The Form 10-K was signed by Roland S. Gerard as President and Chief Executive Officer and by the defendants McCalmont, Guild, Lessard and Lerner.

6 Securities Exchange Act of 1934.

7 According to the Phalon Affidavit, the meeting was scheduled for July 14th. Parties agreed the meeting is scheduled for July 17th.

8 According to a corporate vote taken on May 24, 1990, TCC's directors voted to exempt TCC from the provisions of the then newly enacted GL. c. 156B, ss. 50A.